Exhibit 99.1

Golden Star reports high grade in-fill drilling results from Wassa Underground Gold Mine

Results Include 31.7 Metres Grading 23.8 Grams Per Tonne of Gold

TORONTO, Dec. 5, 2016 /CNW/ - Golden Star Resources Ltd. (NYSE MKT: GSS; TSX: GSC; GSE: GSR) ("Golden Star" or the "Company") is pleased to report significant results from the drilling program at its Wassa Underground Gold Mine ("Wassa Underground") in Ghana.

The in-fill drilling program targeted the high grade B Shoot zone of Wassa Underground, focusing on the areas that are expected to be mined with transverse stoping (the "2016 B Shoot transverse stope drilling program").

HIGHLIGHTS:

•	First nine diamond drill ("DD") results received from the 2016 B Shoot transverse stope drilling program. Significant intercepts included:
•	31.7 metres ("m") grading 23.8 grams per tonne ("g/t") of gold from 296.8m in hole BS16DD009, including:
•	6.0m grading 6.7g/t from 296.8m
•	11.8m grading 40.1g/t from 306.1m
•	6.0m grading 39.5g/t from 322.5m
•	8.0m grading 13.9g/t from 57.0m in hole BS16DDD002
•	18.7m grading 4.25g/t from 322.6m in hole BS16DD004, including:
•	8.3m grading 8.3g/t from 333.0m
•	These results confirm the high grade, wide zones of gold mineralization within the B Shoot transverse stoping areas
•	Mineral Reserve and Mineral Resource update expected to be announced in the first quarter of 2017

Sam Coetzer, President and Chief Executive Officer of Golden Star, commented:

"These drilling results continue to confirm the wide zones of high grade gold mineralization in the B Shoot zone.  89% of Wassa Underground's Mineral Reserves are planned to be mined via transverse stoping and we expect to access the first transverse stope in the third quarter of 2017.  Importantly, the deposit remains open down plunge so we believe there is also significant exploration upside potential.  I look forward to announcing further drilling results during the remainder of 2016 and providing an update on our exploration strategy during the first quarter of 2017."

Drilling Results

During the second half of 2016 Golden Star commenced a 6,800 metre in-fill drilling program to further delineate the first planned transverse stoping areas of the B Shoot zone.  The results of the first nine DD holes of this program (2,980 metres) have been received and they confirm the wide zones of high grade gold mineralization in this area.

The full set of results is listed in Appendix A and includes several compelling intercepts, as set out below.

Significant intercepts

HOLE ID	Azimuth (°)	Dip (°)	From (m)	To (m)	Drilled Width (m)	~ True Width (m)	Grade Au (g/t)
BS16DD002	88.5	-66.2	57.0	65.0	8.0	7.8	13.9
BS16DD003	85.8	-62.8	179.5	184.5	5.0	5.0	15.0
BS16DD004	85.5	-77.7	322.6	341.3	18.7	17.3	4.3
		Including	333.0	341.3	8.3	7.7	8.3
BS16DD005A	82.0	-78.8	238.0	248.5	10.5	9.6	3.6
BS16DD007	359.0	-87.1	230.0	248.0	18.0	15.2	3.2
BS16DD008	75.0	-78.1	278.0	304.0	26.0	23.9	3.5
		Including	286.0	295.0	9.0	8.3	5.3
BS16DD009	77.9	-83.1	275.6	280.8	5.2	4.6	1.9
BS16DD009	68.8	-83.1	296.8	328.5	31.7	28.0	23.8
		Including	296.8	302.8	6.0	5.3	6.7
		Including	306.1	317.9	11.8	10.4	40.1
		Including	322.5	328.5	6.0	5.3	39.5

The drilling program was designed to delineate the B Shoot mineralization in the area of the first transverse stopes, which are expected to be mined in the third quarter of 2017.  Thus far, the drilling results have confirmed the previously interpreted, wide, high grade zones (25 to 30 metres in width) of gold mineralization.  The program will also provide additional information so that detailed mining plans and schedules can be assembled in advance of mining.

In addition to in-filling the planned areas of transverse stoping, the drilling is targeting gaps in the existing stopes to determine whether continuity between higher grade mineralization exists so additional stopes can be planned.

Next Key Milestones

Golden Star expects to announce a Mineral Resource and Mineral Reserve update in the first quarter of 2017.  This will include the results of the 2016 B Shoot transverse stope surface drilling program and the underground definition drilling currently being conducted in the F and B Shoot longitudinal stoping areas.  The Company will also announce its exploration strategy for 2017 and beyond in Q1 2017.

Golden Star continues to expect to achieve commercial production at Wassa Underground in early 2017.

APPENDIX A

Full set of first 9 DD results

HOLE ID	Easting (m)	Northing (m)	Elevation (m)	Azimuth (°)	Dip (°)	Drill Type	From (m)	To (m)	Drilled Width (m)	True Width (m)	Grade Au (g/t)
BS16DD001E	39860.4	20175.6	963.6	83.6	-70.5	DD	59.0	62.0	3.0	2.9	1.94
BS16DD001E	39860.4	20175.6	963.6	84.0	-71.3	DD	174.0	178.0	4.0	3.8	5.53
BS16DD001E	39860.4	20175.6	963.6	85.5	-71.5	DD	193.0	196.0	3.0	2.9	24.86
BS16DD001E	39860.4	20175.6	963.6	85.5	-71.5	DD	214.2	231.6	17.4	16.7	2.09
BS16DD002	39866.5	20163.0	964.2	88.5	-66.2	RC	57.0	65.0	8.0	7.8	13.93
BS16DD003	39871.0	20149.5	964.9	85.8	-62.8	DD	179.5	184.5	5.0	5.0	14.99
BS16DD004	39900.5	19949.4	983.3	85.9	-77.7	DD	235.4	245.4	10.0	9.2	4.67
BS16DD004	39900.5	19949.4	983.3	82.8	-77.8	DD	278.8	280.8	2.0	1.8	4.66
BS16DD004	39900.5	19949.4	983.3	85.5	-77.7	DD	322.6	341.3	18.7	17.3	4.25
						Incl.	333.0	341.3	8.3	7.7	8.3
BS16DD005A	39897.4	19974.8	980.6	82.0	-78.8	DD	238.0	248.5	10.5	9.6	3.60
BS16DD005A	39897.4	19974.8	980.6	81.2	-78.0	DD	282.3	288.3	6.0	5.5	3.99
BS16DD006	39887.1	20025.1	975.7	90.5	-74.2	DD	275.0	280.0	5.0	4.7	3.32
BS16DD006	39887.1	20025.1	975.7	89.5	-74.2	DD	309.0	315.0	6.0	5.7	2.04
BS16DD007	39895.9	19974.3	980.7	359.0	-87.1	DD	230.0	248.0	18.0	15.2	3.20
BS16DD007	39895.9	19974.3	980.7	349.0	-85.7	DD	279.0	285.0	6.0	5.2	0.96
BS16DD007	39895.9	19974.3	980.7	346.2	-85.2	DD	315.7	318.7	3.0	2.6	6.82
BS16DD007	39895.9	19974.3	980.7	348.8	-85.0	DD	352.0	357.0	5.0	4.3	2.53
BS16DD008	39886.7	20025.2	975.6	76.7	-78.0	DD	264.0	271.0	7.0	6.4	5.27
BS16DD008	39886.7	20025.2	975.6	75.0	-78.1	DD	278.0	304.0	26.0	23.9	3.55
						Including	286.0	295.0	9.0	8.3	5.3
BS16DD009	39890.8	19999.6	978.5	77.9	-83.1	DD	275.6	280.8	5.2	4.6	1.91
BS16DD009	39890.8	19999.6	978.5	68.8	-83.1	DD	296.8	328.5	31.7	28.0	23.75
						Including	296.8	302.8	6.0	5.3	6.7
						Including	306.1	317.9	11.8	10.4	40.1
						Including	322.5	328.5	6.0	5.3	39.5
BS16DD009	39890.8	19999.6	978.5	75.0	-83.1	DD	337.5	344.5	7.0	6.2	4.17

Company Profile

Golden Star is an established gold mining company that owns and operates the Wassa and Prestea mines situated on the prolific Ashanti Gold Belt in western Ghana, Africa. Listed on the NYSE MKT, the TSX, and the GSE, Golden Star is strategically focused on increasing operating margins and cash flow through the development of two high grade, low cost underground mines both in conjunction with existing open pit operations. The Wassa Underground commenced pre-commercial production in mid-2016 and the Prestea Underground is expected to commence production in mid-2017. Both projects are fully funded and on track to begin production as expected. Production in 2016 is expected to be between 180,000–205,000 ounces of gold with costs of US$815-US$925 per ounce.

Cautionary note regarding forward-looking information

Some statements contained in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Such statements include: the timing for releasing mineral reserves and resources statements and the inclusion of B Shoot drilling results therein; the impact of future B Shoot drilling programs on Wassa Underground mineral resources and reserves; in-fill drilling enabling the Company to determine the existence of continuity between higher grade mineralization and the planning of any additional stopes at Wassa Underground; the ability to mine and access B Shoot zone grades and thicknesses by way of underground mining;  plans for additional drilling of F Shoot and the timing thereof; the areas that are expected to be mined with transverse stoping; the timing for accessing the first transverse stope at Wassa Underground; and the timing for achieving commercial production at Wassa Underground. Investors are cautioned that forward-looking statements are inherently uncertain and involve risks and uncertainties. Factors that could cause actual results to differ materially include timing of and unexpected events during exploration; variations in ore grade; variations in relative amounts of refractory, non-refractory and transition ores; technical or permitting issues; fluctuations in gold price and costs; availability of capital and/or external financing on acceptable terms; changes in U.S. and Canadian securities markets; and general economic conditions. There can be no assurance that future developments affecting the Company will be those anticipated by management. Please refer to the discussion of these risks and other factors in the Company's Annual Information Form for the year ended December 31, 2015 and other filings of the Company with the United States Securities and Exchange Commission and the applicable Canadian securities regulatory authorities. The forecasts contained in this press release constitute management's current estimates, as of the date of this press release, with respect to the matters covered thereby. We expect that these estimates will change as new information is received. While we may elect to update these estimates at any time, we do not undertake to update any estimate at any particular time or in response to any particular event.

Technical Information

The technical contents of this press release have been reviewed and approved, and the data disclosed has been verified by, by S. Mitchel Wasel, BSc Geology, a Qualified Person pursuant to National Instrument 43-101. Mr. Wasel is Vice President of Exploration for Golden Star and an active member and Registered Chartered Professional of the Australasian Institute of Mining and Metallurgy.

The results for Wassa Underground stated herein are based on the analysis of saw-split HQ/NQ diamond half core or a three kilogram single stage riffle split of a nominal 25 to 30 kg Reverse Circulation chip sample which has been sampled over nominal one meter intervals (adjusted where necessary for mineralized structures). Sample preparation and analyses have been carried out at SGS Laboratories in Tarkwa using a 1,000 gram slurry of sample and tap water which is prepared and subjected to an accelerated cyanide leach (LEACHWELL). The sample is then rolled for twelve hours before being allowed to settle. An aliquot of solution is then taken, gold extracted into Di-iso Butyl Keytone (DiBK), and determined by flame Atomic Absorption Spectrophotometry (AAS). Detection Limit is 0.01 ppm.

All analytical work is subject to a systematic and rigorous Quality Assurance-Quality Control (QA-QC). At least 5% of samples are certified standards and the accuracy of the analysis is confirmed to be acceptable from comparison of the recommended and actual "standards" results. The remaining half core is stored on site for future inspection and detailed logging, to provide valuable information on mineralogy, structure, alteration patterns and the controls on gold mineralization.

SOURCE Golden Star Resources Ltd.

%CIK: 0000903571

For further information: please visit www.gsr.com or contact: Katharine Sutton, Director, Investor Relations and Corporate Affairs, +1 416 583 3800, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 06:55e 05-DEC-16